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                          June 7, 2024

       Ellery Roberts
       Chief Executive Officer
       1847 Holdings LLC
       590 Madison Avenue, 21st Floor
       New York, NY 10022

                                                        Re: 1847 Holdings LLC
                                                            Registration
Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-279888

       Dear Ellery Roberts:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Louis A. Bevilacqua